UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
ArcSight, Inc.
(Name of Subject Company)
ArcSight, Inc.
(Name of Person(s) Filing Statement)
Common Stock, $0.00001 Par Value Per Share
(Title of Class of Securities)
039666102
(CUSIP Number of Class of Securities)
Thomas J. Reilly
President and Chief Executive Officer
5 Results Way
Cupertino, California 95014
(408) 864-2600
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)
With a copy to:

David A. Bell, Esq.	Trâm T. Phi, Esq.
Michael A. Brown, Esq.	Vice President and General Counsel
Aaron Hou, Esq.	ArcSight, Inc.
Fenwick & West LLP	5 Results Way
801 California Street	Cupertino, California 95014
Mountain View, California 94041
☑   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 contains the following exhibits:
Exhibit A – Exhibit A is a copy of an email distributed to ArcSight, Inc. channel partners on September 17, 2010 from Thomas J. Reilly, President and Chief Executive Officer of ArcSight, Inc.

Exhibit A
Dear Channel Partner,
As you know, we announced on Monday that ArcSight has entered into a definitive agreement to be acquired by HP. While we see many merits and opportunities for shared growth after the closing of this transaction, I want to assure you that our relationship with you continues on the same basis and reassure you that our commitment to you as well as our customers remains paramount. With respect to our valued channel partners, we remain totally committed to our channel program and in particular the deal registration process. Once again, ArcSight’s Channel Program remains in force and any and all Deal registrations that have been received and/or approved will be treated within the existing, published rules and guidelines.
We want to be unequivocal about our position on this matter as well as our relationship with you and will reinforce the fact that, until this transaction closes, ArcSight remains an independent and separate legal and business entity. We will keep you informed of developments as they emerge. Once again, your relationship with ArcSight is extremely important and I urge you to contact Mark Boullie, General Manager and Vice President Americas, Iain Chidgey, Managing Director, EMEA or Albert Kuo, General Manager and Vice President, Asia Pacific if you have any questions about this matter.
Thank you for your ongoing partnership and support.
Sincerely,
Tom Reilly, President and CEO
ArcSight
Forward-Looking Statements
This document contains projections and other forward-looking statements regarding the expected performance of Hewlett-Packard Company (“HP”) following completion of the acquisition, including statements related to HP’s product and service offerings and the future of the enterprise threat and risk management market. Statements regarding future events are based on the parties’ current expectations and are necessarily subject to associated risks related to, among other things, obtaining a sufficient number of tendered shares of common stock and regulatory approval of the merger, the potential impact on the business of ArcSight, Inc. (“ArcSight”) due to the uncertainty about the acquisition, the retention of employees of ArcSight and the ability of HP to successfully integrate ArcSight and to achieve expected benefits. Actual results may differ materially from those in the projections or other forward-looking statements. For information regarding other related risks, please see the “Risk Factors” section of ArcSight’s filings with the United States Securities and Exchange Commission, including its most recent filings on Form 10-K and Form 10-Q.
Securities Law Disclosures
This document is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of ArcSight common stock will be made only pursuant to an offer to purchase and related materials that HP intends to file with the United States Securities and Exchange Commission. ArcSight stockholders and other investors should read these materials carefully because they contain important information, including the terms and conditions of the offer. Once filed, copies of the tender offer statement on Schedule TO, the offer to purchase and related documents will be made available to ArcSight stockholders at no expense to them. In addition, those materials will be available without charge from ArcSight Investor Relations at (415) 293-4427 or by email at robert.dougherty@fd.com, or the United States Securities and Exchange Commission through the Commission’s website at www.sec.gov. ArcSight stockholders and other investors are urged to read carefully those materials prior to making any decisions with respect to the offer.